Exhibit 2

DIRECTORS AND EXECUTIVE OFFICERS OF JGD MANAGEMENT CORP.

Name	Title	Principal Business Address	Principal Occupation	Citizenship
James G. Dinan	Chief Executive Officer and Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management York Capital Management 767 Fifth Avenue 17th Fl. New York, New York 10153	USA

Adam J. Semler	Chief Operating Officer and Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management York Capital Management 767 Fifth Avenue 17th Fl. New York, New York 10153	USA

Daniel A. Schwartz	Chief Investment Officer and Director	767 Fifth Avenue New York, New York 10153	Investment management York Capital Management 767 Fifth Avenue 17th Fl. New York, New York 10153	Canada

John J. Fosina	Chief Financial Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management York Capital Management 767 Fifth Avenue 17th Fl. New York, New York 10153	USA